Filed by Enron Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Enron Corp.
Commission File No.: 001-13159

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered “participants in the solicitation” of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 14, 2001.